Enter Corp.
9 Hayarden Street
Moshav Yashresh
D.N. Emek Sorek
Israel. 76838
Phone: 011-972-54-996-2967
Facsimile: 011-972-57-955-7292

April 15, 2010

Filed Via Edgar

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Stop 3561
Washington, D.C. 20549-3030

RE:	Enter Corp.
Form S-1/A
Filed April 7, 2010
File No. 333-164000

Dear Mr. Reynolds:

This letter is in response to telephonic comments that we received from the Staff on April 12, 2010, related to new disclosure requirements contained in Items 401(e) and 401 (f) of Regulation S-K. Assuming that the Staff has no further comments, we will incorporate the disclosure below into a prospectus supplement to be issued under Rule 424(b) – 3 after the Commission declares the Registration Statement effective.

With respect to the new disclosure requirements of Item 401(e), we will revise the current disclosure under “DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS” (page 18 of the Prospectus) to add substantially as follows:

Between 1996 and 2006, Mr. Ayalon was Director General of the Jerusalem Botanical Gardens, a not-for-profit organization that operates the Jerusalem Botanical Gardens. In that position, Mr. Ayalon was responsible for managing the botanical gardens; including its in-house adult training school and its on-site research projects, determining which species to import, and making all personnel decisions. Mr. Ayalon was also responsible for managing the Botanical Gardens’ 65 employees, and for fundraising.

Since he left the Botanical Gardens in 2006, Mr. Ayalon has acted a as a consultant on several international farming projects, which included setting up farming operations for rain fed crops in the Ukraine in 2008 and assisting the in management of some 200 employees at a vegetable farming operation in Angola in 2008 and 2009. During the course of his employment at the Jerusalem Botanical Gardens, Mr. Ayalon also set up turnkey farming operations in Ethiopia (2006-2007), Uzbekistan (1997-1998) and Argentina (1995-1998), and before he assumed his position at the Jerusalem Botanical Gardens, he set up turnkey farming operations in China (1995), and Morocco (1992-1995). Mr. Ayalon holds a BA in Agriculture Economics (1993) and a Masters in Business Administration (1997), both from New Mexico University.

Since January 31, 2008, Mr. Ayalon has served as our President, CEO, Treasurer and Director.

None of the entities for whom Mr. Ayalon has worked are our subsidiaries or affiliates.

Mr. Ayalon is an ideal choice as a director of the Company because of his vast international agricultural management experience. Mr. Ayalon has set up both cereal farm operations and vegetable growing operations around the World, so he is qualified to manage whatever type of farming operation the Company chooses. His studies in Business Administration and Agricultural Economics will assist the company in budgetary planning and management of farm personnel.

Nahman Morgenstern studied at the Or Jerusalem vocational school, and has been a manager of Dfus Chorev Printers in Jerusalem, Israel since January 2000.  Mr. Morgenstern manages 70-100 special needs employees at any given time, who work as part of the printing facility’s occupational therapy program.” The department collates printed materials, stuffs envelopes, and handles packing and shipping and other responsibilities. The facility is a full service printing facility, whose largest clients are government institutions whose work requires a very stringent packaging process.

Mr. Morgenstern brings us meticulous management, organizational and planning skills whose results are evident in the work that the employees produce under his supervision. Mr. Morgenstern also brings us expertise in coping with rules and regulations, and his organized manner will assist us particularly in our efforts to obtain government financing.

With respect to the new disclosure required by Item 401(f), we will add the following in lieu of the last sentence of the third paragraph underneath the chart on page 18:

“There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining any of our officers or directors from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft or of any felony. Nor are any of the officers or directors of any corporation or entity affiliated with us so enjoined.”

We hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commissions from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your assistance with our compliance with the disclosure requirements.

Very truly yours,
Itzhak Ayalon
/s/
President, Chief Executive Officer, Treasurer and Director
Enter Corp.